Origin energy

RECEIVED

2007 AUG -9 A 3:22

31 July 2007



07025865

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

**ISSUER:** **ORIGIN ENERGY LIMITED**
**FILE NO:** **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 19 June 2007 to 31 July 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin energy

RECEIVED

2007 AUG -9 A 5:22

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 31 July 2007 |
| From | Bill Hundy | Pages | 6 |
| Subject | **ORIGIN ENERGY ANNOUNCES AN INCREASE IN CSG RESERVES TOGETHER WITH RECORD PRODUCTION & SALES REVENUE IN E&P** | | |

Please find attached an ASX release entitled "Origin Energy announces an increase in CSG reserves of 1,095 PJ, together with record production and sales revenue for the Exploration and Production segment".

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

# ASX/Media Release

31 July 2007

## Origin Energy announces an increase in CSG reserves of 1,095 PJ, together with record production and sales revenue for the Exploration and Production segment

**Reserves**

Origin Energy Ltd ("Origin") today announced that following its annual review of reserves across its Exploration and Production (E&P) interests, Proved and Probable (2P) reserves have increased by 42% from 2,436 petajoules equivalent (PJe) to 3,471 PJe. This includes a net increase in Coal Seam Gas (CSG) reserves of 80% or 1,095 PJe to 2,470 PJe.

Commenting on the 2P reserves increase, Managing Director Mr Grant King said, "It is particularly pleasing for Origin that we are able to both add significant reserves and monetise them through the signing of contracts with major customers and through commitments to service our retail and power generation requirements.

"Origin has pioneered the development of CSG in Queensland over the last decade, and we are now adding reserves for less than 10 cents per gigajoule. Our long history and technical expertise in this area allows us to exploit the full potential of the incremental and flexible nature of CSG developments.

Mr King added: "Origin's 2P reserves represent nearly 40 times current production levels. Our integrated strategy provides us the choice of accelerating production to help satisfy demand from our retail business, our wholesale contracts and our merchant generation business. On this basis, we have the ability to monetise our gas reserves over the next 12 to 15 years and we have the incentive to continue adding to our reserves base.

"Our technical expertise and our ability to aggregate markets for our reserves additions make CSG a cornerstone of our integrated strategy and fundamental to the future growth of the Company."

A summary of the year on year change in reserves is provided in the following table, with greater detail provided in additional tables at the back of this release.

| Origin 2P Reserves by Region (PJe) 1-Jul-07 | 2P reserves 1-Jul-06 | Additions (revisions) | Production (year ended 30-Jun-07) | 2P reserves 1-Jul-07 |
|---|---|---|---|---|
| Queensland Coal Seam Gas | 1,375 | 1,118 | (23) | 2,470 |
| Queensland Conventional | 94 | 3 | (13) | 84 |
| Cooper Basin | 227 | 6 | (30) | 203 |
| Other Onshore Australia | 39 | (5) | (12) | 22 |
| Offshore Basins | 702 | (0) | (9) | 693 |
| Total | 2,436 | 1,122 | (87) | 3,471 |
| Net Increase | | | | 1,035 |

The reserves increase has been achieved mainly through the additions in Origin's CSG tenements in the Bowen Basin (Spring Gully and Fairview fields) and the Undulla Nose area of the Walloon coal measures in the Surat Basin (predominantly the Talinga, Argyle and Kenya fields). While these 2P reserves now stand at 2,470 PJ, Origin's assessment of 3P reserves (Proved, Probable and Possible) in these fields amounts to 4,578 PJ.



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

This does not include any assessment of reserves in exploration acreage outside these major productive trends (see attached map).

The depth of Origin's resource position is also reflected in the fact that the 2P reserves increase has been achieved without inclusion of resources in discoveries such as Trefoil in the Bass Basin, or Halladale and Blackwatch in the offshore Otway Basin. Technical evaluation of these discoveries is continuing.

**Production and Sales**

Mr. King commented "We are also today reporting record production and sales revenue for our E&P business, in our final Quarterly Production Report for the financial year ended 30 June 2007.

"Sales revenue for the year increased 14% from the prior year to $475 million. Total production of 87.2 PJe and total sales volumes of 92.5 PJe were also records, increasing by 12% and 10% respectively. This strong performance was driven by increased CSG production and the first significant contribution from the liquids rich BassGas project, which more than offset lower production from mature assets in the Cooper, onshore Otway and Perth basins.

"We are also pleased to advise that commissioning of the Otway Gas Project has commenced with the successful introduction of gas from the Victorian grid into the onshore plant. First gas sales are expected by the end of August. In addition the Operator has been granted a full 5-year unconditional Licence to Operate a Major Hazard Facility by the Victorian Workcover Authority, which completes the approvals required from designated authorities for the project.

"Origin is looking forward to the continued growth of the E&P business and to the on-going realisation of the value inherent in our substantial resource position."

Additional information attached includes:

- Map of Key Origin Energy CSG tenements
- Table 1: Origin 2P reserves and year-on-year change by area
- Table 2: Origin Proved (1P) and Proved plus Probable (2P) reserves estimates
- Table 3: Origin 2P reserves by product and by area
- Appendix 1: Information regarding the preparation of this Reserves Statement, abbreviations and conversion factors

Origin's Quarterly Production Report has today been lodged with the ASX, and is also available on Origin's website at www.originenergy.com.au/investor.

**For further information, please contact:**

*Investors*
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

*Media*
Tony Wood
EGM, Corporate Communications
Ph: 02 8345 5301
Mobile: 0419 642 098

Origin energy

## Map of Origin Energy's Coal Seam Gas tenements in Queensland


Queensland
Coral
Sea
Rockhampton
Gladstone
Bundaberg
Brisbane
Toowoomba
Tweed Heads
NSW
0
80
Kilometres
Emerald
Bowen Basin
Rolleston
Denison Trough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Peaking Power Station
Roma
To Moomba
Kincora
Talinga
Kenya
Surat Basin
To Jackson
Bowen Basin CSG
Fairview and Spring Gully fields
2P reserves: 1,677 PJ
3P reserves: 2,226 PJ
Walloons exploration
- no reserves booked
Walloon (Undulla Nose) CSG
Talinga, Argyle, Kenya fields
2P reserves: 793 PJ
3P reserves: 2,352 PJ
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Pipeline
Production facility
Proposed production facility

Origin energy

## Table 1: Origin 2P reserves and year-on-year change by area

| Origin 2P Reserves by Area 1-Jul-07 (PJe) | 2P reserves 1-Jul-06 | Additions (revisions) | Production | 2P reserves 1-Jul-07 |
|---|---|---|---|---|
| **Queensland Coal Seam Gas** | | | | |
| Bowen Basin CSG | 1,237 | 463 | (22) | 1,677 |
| Walloons (Undulla Nose) CSG | 138 | 655 | (0) | 793 |
| **Queensland Conventional** | | | | |
| Denison Trough | 52 | 1 | (6) | 46 |
| Surat Basin | 42 | 2 | (7) | 37 |
| **Cooper Basin** | | | | |
| SA Cooper Basin | 147 | 11 | (15) | 143 |
| SWQ Cooper Basin | 80 | (5) | (16) | 60 |
| **Other onshore Australia** | | | | |
| Western Australia | 37 | (5) | (10) | 22 |
| Otway Basin - Onshore | 2 | 0 | (2) | 0 |
| **Offshore Basins** | | | | |
| Otway Basin - Offshore | 315 | - | - | 315 |
| Bass Basin | 193 | - | (9) | 183 |
| New Zealand | 194 | - | - | 194 |
| **Total** | **2,436** | **1,122** | **-87** | **3,471** |
| **Net Increase** | | | | 1,035 |

## Table 2: Origin 1P and 2P reserves by area

This table presents Origin's Proved (1P) reserves, together with its Proved and Probable (2P) reserves, expressed in both petajoules equivalent (PJe) and millions of barrels of oil equivalent (mmboe)

| Origin 1P and 2P reserves | Proved Reserves (1P) | | Proved and Probable Reserves (2P) | |
|---|---|---|---|---|
| 1-Jul-07 | PJe | mmboe | PJe | mmboe |
| **Queensland Coal Seam Gas** | | | | |
| Bowen Basin CSG | 900 | 154 | 1,677 | 288 |
| Walloons (Undulla Nose) CSG | 207 | 35 | 793 | 136 |
| **Queensland Conventional** | | | | |
| Denison Trough | 26 | 4 | 46 | 8 |
| Surat Basin | 26 | 4 | 37 | 6 |
| **Cooper Basin** | | | | |
| SA Cooper Basin | 52 | 9 | 143 | 25 |
| SWQ Cooper Basin | 25 | 4 | 60 | 10 |
| **Other onshore Australia** | | | | |
| Western Australia | 11 | 2 | 22 | 4 |
| Otway Basin - Onshore | 0 | 0 | 0 | 0 |
| **Offshore Basins** | | | | |
| Otway Basin - Offshore | 206 | 35 | 315 | 54 |
| Bass Basin | 144 | 25 | 183 | 31 |
| New Zealand | 137 | 24 | 194 | 33 |
| **Total** | 1,733 | 297 | 3,471 | 595 |

## Table 3: Origin 2P reserves by product and area

| Origin 2P reserves by Product 1-Jul-07 | Gas (PJ) | LPG (Ktonnes) | Condensate (Kbbls) | Oil (Kbbls) | Total (PJe) |
|---|---|---|---|---|---|
| **Queensland Coal Seam Gas** | | | | | |
| Bowen Basin CSG | 1,677 | - | - | - | 1,677 |
| Walloons (Undulla Nose) CSG | 793 | - | - | - | 793 |
| **Queensland Conventional** | | | | | |
| Denison Trough | 46 | - | 53 | - | 46 |
| Surat Basin | 32 | 54 | 354 | 141 | 37 |
| **Cooper Basin** | | | | | |
| SA Cooper Basin | 112 | 206 | 1,443 | 2,173 | 143 |
| SWQ Cooper Basin | 50 | 67 | 656 | 437 | 60 |
| **Other onshore Australia** | | | | | |
| Western Australia | 15 | - | 29 | 1,210 | 22 |
| Otway Basin - Onshore | 0 | - | 3 | - | 0 |
| **Offshore Basins** | | | | | |
| Otway Basin - Offshore | 270 | 515 | 3,764 | - | 315 |
| Bass Basin | 131 | 397 | 5,620 | 349 | 183 |
| New Zealand | 127 | 531 | 7,352 | - | 194 |
| Total | 3,252 | 1,770 | 19,274 | 4,310 | 3,471 |

## Appendix 1:

**Information regarding the preparation of this Reserves Statement**

The information in this Reserves Statement has been compiled by Peter Lansom, a full-time employee of the Company. Peter Lansom is qualified in accordance with ASX listing rule 5.11 and has consented to the form and context in which this statement appears.

The Reserves Statement has been prepared to be consistent with the Petroleum Resources Management System 2007 published by Society of Petroleum Engineers (SPE). This document may be found at the SPE website
http://www.spe.org/spe-app/spe/industry/reserves/prms.htm

**Abbreviations**

| | |
|---|---|
| barrels | an international measure of oil production. 1 barrel = 159 litres |
| CSG | coal seam gas |
| GJ | gigajoule = $10^9$ joules |
| joule | A measure of energy |
| Kbbls | kilo barrels = 1,000 barrels |
| Ktonnes | kilo tonnes = 1,000 tonnes |
| mmboe | million barrels of oil equivalent |
| PJ | petajoule = $10^{15}$ joules |
| PJe | petajoule equivalent, a measure used to express the volume of different petroleum products on the basis of the energy contained in the product |

**Conversion Factors**

The following factors have been used in converting standard petroleum product measures to the energy measure of petajoules, with the results expressed as petajoules equivalent (PJe).

| | |
|---|---|
| Crude oil | 0.00583 PJ/kbbls : 5.83 PJ / mmboe |
| Condensate | 0.00541 PJ/kbbls |
| LPG | 0.0493 PJ/ktonnes |

Origin energy

RECEIVED

2007 AUG -9 A 3:2?

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 31 July 2007 |
| From | Bill Hundy | Pages | 15 |
| Subject | **ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT** | | |

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 30 June 2007. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

# Report for the Quarter ended 30 June 2007, covering the Exploration and Production businesses of Origin Energy Limited

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited in the areas of gas and oil exploration and production. Unless otherwise specifically stated the report does not cover operations outside of these subsidiaries, and specifically does not cover activities relating to electricity generation, energy retailing or asset management in other areas of the business.

Significant events and influences during the Quarter included:

- **Quarterly production and sales:** Sales revenue of $122.3 million was a new record for a single quarter and 4% higher than the previous record in the March 2007 Quarter. Total production of 22.3 petajoules equivalent (PJe) and total sales volumes of 23.6 PJe were also quarterly records, up by 10% and 7% respectively against the previous Quarter. Origin's coal seam gas (CSG) and BassGas operations were strong contributors to this increased performance together with seasonal increases in sales from the Cooper and Surat/Denison production assets.

- **Annual production and sales:** Sales revenue for the year to 30 June 2007 was a record, increasing 14% from the prior year to $474.9 million. Total production of 87.2 PJe and total sales volumes of 92.5 PJe were also records, increasing by 12% and 10% respectively. These increases were driven by increased CSG production and the first significant contribution from the BassGas project which more than offset lower production from mature assets in the Cooper, onshore Otway and Perth basins.

- **Significant new gas development approved:** During the Quarter Origin announced the approval of a major CSG development across the Spring Gully and Talinga fields in central Queensland to service a 630 MW combined cycle gas fired power station to be built by the generation business of Origin Energy Limited. The development will supply up to 44 PJ of gas per annum for the power station. Total capital expenditure is estimated at around $500 million including final development of the Spring Gully field, initial development of the Talinga field and construction of a major gas pipeline connecting the Walloons CSG producing areas (including the Talinga field) to Wallumbilla and the Darling Downs power station.

- **Ethane contract extended:** The Cooper Basin Producers extended the existing ethane supply agreement with Quenos for a further 56 PJ of ethane (gross, Origin 13.2%) to be sold between late 2007 and the beginning of 2013, at gas prices linked to the world oil price.

- **The BassGas Project:** The BassGas project has been increasing production following successful rectification and modification operations during a plant shut-down in the previous Quarter. In June the project achieved average production of over 60 TJ/d.

- **The Otway Gas Project:** Execution of the Otway Gas Project is well advanced with offshore activities complete. As part of pre-commissioning activities, the operator (Woodside Petroleum) is progressively taking over control of the plant from Technip. Start-up is expected by the end of August.

- **The Kupe Gas Project:** In the Kupe Gas Project in New Zealand, the fabrication of the platform jacket in Thailand has been completed and the jacket is now in transit

to New Zealand. The fabrication of the topsides remains on schedule to be completed in third Quarter 2007 as planned. The Ensco 107 drilling rig is expected to arrive in September 2007. Construction work for the subsea pipeline, directional drilling for the coastal crossing, and earthworks and civil works at the production station site are progressing satisfactorily. Cost and schedule forecasts were updated during the Quarter. With continuing high worldwide industry activity levels, the project has experienced some cost pressures which have increased the expected completion cost by around 10%. The project remains on schedule for commercial gas in the first half of 2009.

- **CSG drilling activities:** Origin participated in the drilling of 20 CSG wells in its Queensland tenements at Spring Gully (2), Fairview (6), Kenya/Argyle (9) and in ATPs 526P (1), 610P (1) and 692P (1). Thirteen of these wells were production holes (one P&A), four were water wells (injection or monitoring) and three were exploration/appraisal slimholes.

- **CSG development activities:** Phase 4 of the development of the Spring Gully project is near completion. This will lift production capacity to 85 TJ/d. Production has reached 50 TJ/d (in early July) as new wells are connected. Phase 5, which will ultimately lift the capacity to 150 TJ/d by the first half of 2009, has commenced with further drilling and construction of a reverse osmosis plant to process produced water.

- **Cooper Basin drilling activities:** In the Cooper/Eromanga Basin, Origin participated in 19 wells (12 development and 7 exploration/appraisal) with a strong focus in the case of the exploration/appraisal wells on oil objectives. Seven wells were cased and suspended as future oil producers and 11 as future gas producers.

- **Perth Basin drilling activities:** The Drakea 1 wildcat well recovered oil from the High Cliff Sandstone, a result which was confirmed by subsequent side-tracking of the well. The significance of the discovery is being evaluated. Appraisal drilling was undertaken in the Beharra Springs and Apium gas fields.

- **Seismic acquisition:** Seismic acquisition programs in the offshore Northlands and Canterbury Basins in New Zealand and in the Surat Basin in Queensland were completed.

## Post Report Date Events

- **Gas contract signed with RTA:** On 3 July, Origin announced that it has entered into a sales gas agreement with Rio Tinto Aluminium (RTA) to supply up to 470 PJ of gas from its CSG fields over 20 years from 2010 to the Yarwun alumina refinery at Gladstone.

- **Otway Gas Project commences commissioning:** Commissioning of the Otway Gas Project has commenced with the successful introduction of gas from the Victorian grid into the onshore plant on 27 July 2007. The Operator, Woodside Petroleum, has also been granted a full 5 year unconditional Licence to Operate a Major Hazard Facility by the Victorian Workcover Authority. This completes the approvals required from designated authorities for the project.

- **Origin releases annual reserves review:** On 31 July 2007 Origin released its annual review of reserves and reported a 42% increase in proved and probable reserves to 3,471 PJe. The release is available at the ASX and on the Company's website.

## 1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

### 1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for June 2007 production. Also, where necessary, previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

| Natural Gas and Ethane | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Natural Gas | PJe | | | | | | |
| SA Cooper & SWQ | | 5.5 | 5.1 | 8 | 6.0 | 23.1 | 25.6 |
| Bass Basin | | 2.1 | 1.5 | 40 | 0.1 | 6.8 | 0.1 |
| Otway Basin | | 0.3 | 0.2 | 7 | 0.8 | 2.0 | 3.6 |
| Perth Basin | | 0.9 | 0.9 | 0 | 1.0 | 3.9 | 3.2 |
| Coal Seam Gas | | 6.1 | 5.6 | 9 | 4.9 | 22.7 | 18.9 |
| Surat / Denison | | 3.1 | 2.9 | 7 | 2.7 | 11.9 | 10.2 |
| Ethane | PJe | | | | | | |
| SA Cooper & SWQ | | 0.3 | 0.3 | 17 | 0.4 | 1.5 | 1.6 |
| Total Production | | 18.3 | 16.5 | 11 | 15.9 | 71.9 | 63.2 |
| Total Sales Volume | | 19.6 | 17.4 | 13 | 18.1 | 76.2 | 68.0 |
| Total Revenue | $M | 65.9 | 59.4 | 11 | 61.4 | 258.3 | 232.8 |

| Crude Oil | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Crude Oil | kbbls | | | | | | |
| SA Cooper & SWQ | | 76.9 | 71.4 | 8 | 77.1 | 308.2 | 331.3 |
| Surat / Denison | | 13.7 | 4.1 | 234 | 4.9 | 27.8 | 22.3 |
| Perth Basin | | 238.1 | 277.2 | (14) | 233.4 | 990.6 | 1202.6 |
| Total Production | | 328.7 | 352.7 | (7) | 315.4 | 1326.6 | 1556.2 |
| Total Sales Volume | | 370.2 | 419.8 | (12) | 344.1 | 1539.7 | 1780.1 |
| Total Revenue | $M | 29.1 | 30.6 | (5) | 25.0 | 115.1 | 114.1 |

| Condensate/Naphtha | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Condensate/naphtha | kbbls | | | | | | |
| SA Cooper & SWQ | | 90.8 | 81.1 | 12 | 91.4 | 372.9 | 403.6 |
| Bass Basin | | 97.2 | 68.7 | 41 | 7.8 | 332.4 | 7.8 |
| Otway Basin | | 2.8 | 2.3 | 22 | 3.2 | 10.0 | 14.8 |
| Perth Basin | | 1.8 | 2.4 | (25) | 2.5 | 9.7 | 8.4 |
| Surat / Denison | | 16.7 | 15.1 | 11 | 14.4 | 59.7 | 59.9 |
| Total Production | | 209.3 | 169.6 | 23 | 119.3 | 784.7 | 494.5 |
| Total Sales Volume | | 207.4 | 223.8 | (7) | 94.1 | 783.8 | 495.1 |
| Total Revenue | $M | 15.6 | 15.9 | (2) | 6.6 | 57.2 | 33.1 |

| LPG | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| LPG | Ktonnes | | | | | | |
| SA Cooper & SWQ | | 9.7 | 8.3 | 17 | 10.4 | 41.2 | 43.6 |
| Bass Basin | | 6.3 | 3.5 | 80 | - | 16.4 | - |
| Surat / Denison | | 2.6 | 2.5 | 4 | 2.5 | 9.8 | 9.2 |
| Total Production | | 18.6 | 14.3 | 30 | 12.9 | 67.4 | 52.8 |
| Total Sales Volume | | 16.0 | 17.8 | (10) | 12.6 | 64.5 | 55.0 |
| Total Revenue | $M | 11.7 | 12.2 | (4) | 8.4 | 44.3 | 38.4 |

| Total All Products | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Production (all products) | PJe | 22.3 | 20.2 | 10 | 19.1 | 87.2 | 77.6 |
| Sales (all products) | PJe | 23.6 | 22.0 | 7 | 21.3 | 92.5 | 83.8 |
| Total Revenue | $M | 122.3 | 118.1 | 4 | 101.4 | 474.9 | 418.4 |

| Internal & External Sales Volumes | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Total Sales Volume | PJe | | | | | | |
| Internal | | 9.5 | 8.6 | 10 | 8.7 | 39.1 | 26.0 |
| External | | 14.1 | 13.4 | 5 | 12.6 | 53.4 | 57.8 |
| Total | | 23.6 | 22.0 | 7 | 21.3 | 92.5 | 83.8 |

| Product Purchases included in above sales | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Total | PJe | 0.5 | 0.6 | (23) | 1.5 | 3.7 | 4.3 |

| Production by Basin (All products, PJe) | Unit | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Production by Basin | PJe | | | | | | |
| SA Cooper & SWQ | | 7.2 | 6.7 | 7 | 7.9 | 30.4 | 33.4 |
| Bass Basin | | 3.0 | 2.1 | 43 | 0.2 | 9.4 | 0.2 |
| Otway Basin | | 0.3 | 0.2 | 8 | 0.8 | 2.1 | 3.7 |
| Perth Basin | | 2.3 | 2.5 | (8) | 2.4 | 9.7 | 10.3 |
| Coal Seam Gas | | 6.1 | 5.6 | 9 | 4.9 | 22.7 | 18.9 |
| Surat/Denison | | 3.4 | 3.1 | 10 | 2.9 | 12.9 | 11.1 |
| Total | | 22.3 | 20.2 | 10 | 19.1 | 87.2 | 77.6 |

## 1.2 Production/Sales Summary

Sales revenue of $122.3 million was a new record for a Quarter, 4% higher than the March 2007 Quarter and 21% higher than the comparable period in 2006.

Sales volumes were 23.6 PJe, a 7% increase on the previous Quarter and an 11% increase on the comparable period in 2006.

Production volumes increased by 10% to 22.3 PJe compared to the March 2007 Quarter and were 17% higher than in the comparable Quarter in 2006. Compared to the previous Quarter, increases were recorded in the BassGas Project (up by 43%) following the rectification and modification work performed in the February/March shutdown and in the CSG areas (up by 9%) as production continues to ramp up.

These were complemented by improved production performance in the traditional areas of the Cooper Basin (up by 7%) and the Surat/Denison (up by 10%).

Oil production in the Perth Basin was 14% lower than the previous Quarter but remained marginally higher than the comparable period in 2006. This reflects the success of appraisal and development drilling during the year on the Hovea, Eremia and Jingemia fields which temporarily arrested the natural decline in production from the fields.

Sales revenue for the year to 30 June 2007 was a record, increasing 14% from the prior year to $474.9 million. Total production of 87.2 PJe and total sales volumes of 92.5 PJe were also records, increasing by 12% and 10% respectively. These increases were driven by increased CSG production and the first significant contribution from the BassGas project. This more than offset lower production from mature assets in the Cooper, onshore Otway and Perth basins.

## 2. DEVELOPMENT

### 2.1 Cooper/Eromanga Basin (South Australia/Queensland)

Twelve development wells (10 gas, 1 oil/gas, 1 oil) were drilled during the Quarter. All these development wells were cased and suspended for future production. The five well campaign using Coil Tubing Under-Balanced drilling technology was completed with the re-entry and drilling of three Moomba wells.

### 2.2 Onshore Otway Basin (South Australia)

No significant activity during the Quarter.

### 2.3 Surat Basin (Queensland)

The Emu Apple 1 oil well was brought on line on 2 April at an initial rate of 95 bopd. The well has continued to produce with no water and in June the average daily production was at 85 bopd. Two appraisal/developments wells are programmed to be drilled on the Emu Apple structure during the second half of 2007.

### 2.4 Denison Trough (Queensland)

Production testing within ATP 553P was conducted at the Yamala 1 and 2 wells during May/June. The wells flowed gas to surface at stabilised rates of 0.2 MMscfd and 0.5 MMscfd respectively. The results of the testing will be evaluated to determine the forward programme for the area.

### 2.5 Coal Seam Gas (Queensland)

#### 2.5.1 *Spring Gully*

The Spring Gully gas plant recorded peak gas sales of around 49 TJ/d during the Quarter.

Work continued on Phase 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. The second compressor for the Strathblane gas plant was delivered to site. Thirteen wells drilled prior to this Quarter were completed and connected.

Work continued on Phase 5 of the Spring Gully Project which is designed to increase field deliverability and gas plant capacity to 150 TJ/d. One well drilled in the previous Quarter was completed and connected. Construction continued on a 9 mega litres per day reverse osmosis unit.

Two monitoring bores were drilled into the Precipice Sandstone to monitor the effect of associated water production from the Bandanna coals at Spring Gully on the Precipice aquifer.

#### 2.5.2 *Fairview*

Four development wells were drilled in the Fairview field as part of an ongoing programme designed to underwrite future production and reserves growth. Three wells were successful while one was plugged and abandoned. In addition two water injection wells were drilled into the basement.

#### 2.5.3 *Peat*

No significant activity.

#### 2.5.4 *Walloons*

A further six wells were drilled in PL 228 and three in PL179 during the Quarter as part of the Argyle/Kenya development. Construction of gas compression plant, surface facilities and field gathering systems continued during the Quarter.

### 2.6 Onshore Perth Basin (Western Australia)

#### 2.6.1 *Beharra Springs*

Gas production averaged 8.7 TJ/d during the Quarter. Gas production was affected by downtime at the gas customer's (HIsmelt) plant in April.

A planned shut-down was carried out during the Quarter to re-route the Tarantula gas line in preparation for the workover on Beharra Springs 3 and to modify the system to new specifications.

#### 2.6.2 *Hovea/Eremia/Xyris*

Average gross oil sales for the Quarter through the Hovea production facility was approximately 3072 bopd. The Hovea and Eremia fields continued to produce well with minimal downtime. Gas production from the Xyris plant averaged 4.8 TJ/d during the Quarter.

#### 2.6.3 *Jingemia*

Gross production during the Quarter from the Jingemia production facility averaged 2194 bopd mainly from Jingemia 10, Jingemia 8 and Jingemia 11. A successful chemical treatment was carried out on Jingemia 4 at the end of the Quarter to remove suspected scale in the perforations. The oil rate increased from 30 bopd to around 300 bopd and the well has returned to natural flow. Jingemia 8 was shut-down in June for 7 days due to a high scaling risk and was returned to production after a successful scale squeeze. Jingemia 11 was bought online on 20 April at a rate of around 1000 bopd and will be worked over early next Quarter to remedy poor cementing of the production casing in the well.

## 2.7 Offshore Otway Basin (Victoria/Tasmania)

Execution of the Otway Gas Project is well advanced with offshore activities complete. As part of pre-commissioning activities, the operator (Woodside Petroleum) is progressively taking over control of the plant from Technip. Start-up is expected by the end of August. See also Post Report Date events on page 2.

## 2.8 Bass Basin (Tasmania)

Production and reliability have been improving steadily since the February/March shutdown. Process difficulties have been resolved and the average daily production for June was over 60 TJ/d (with full propane recovery).

## 2.9 Taranaki Basin (New Zealand)

Fabrication of the offshore platform jacket for the Kupe Gas Project has been completed in Thailand. The jacket is now in transit to New Zealand and is expected to arrive in mid August 2007. The fabrication of the topsides is due to be completed in October 2007 and then will be transported to New Zealand by heavy lift vessel. As previously advised the Ensco 107 drilling rig is expected to arrive in September 2007. The drilling rig will be used to install the jacket and topsides as well as drill the development wells required for production.

Construction of a mattress of crushed rocks to carry the subsea pipeline and umbilical over the boulder fields approximately 2 km offshore was successfully completed. Drilling of the two 'Horizontally Directionally Drilled' tunnels from the production station location, under the cliffs and emerging 1.8 km offshore, were also successfully completed and both holes have now been lined with steel casing and are ready for installation of the line pipe and umbilical.

Earth works are well advanced at the Production Station site in South Taranaki District and the site civil contractor has mobilised and commenced pouring of foundations.

Cost and schedule forecasts were updated during the Quarter. With continuing high worldwide industry activity levels, the project has experienced some cost pressures which have increased the expected completion cost by around 10%. The project remains on schedule for commercial gas in the first half of 2009.

## 3. EXPLORATION

### 3.1 Cooper/Eromanga Basin (South Australia/Queensland)

Seven oil delineation wells were drilled during the Quarter.

All three wells in the Narcoonowie oil campaign were cased and suspended as future oil producers. One of these wells, the near field exploration well, Caroowinnie 1, is a new Murta, McKinlay and basal Birkhead oil pool discovery. Interpretation of two drill stem tests indicates a production potential of approximately 250 bopd.

Two wells of the Burke oil campaign (Burke 9 and Wheels 1) were also cased and suspended as future oil producers. The Burke 10 well drilling was suspended with the well to be plugged and abandoned.

The Gambero 1 oil near field exploration well (part of the McKinlay oil campaign) was drilled to test a separate structure southeast of the McKinlay oil field. The Hutton primary target was water wet. However wireline log interpretation of the McKinlay Member indicated a 12.5m oil column with 4.6m of net pay. The well was cased and suspended as a future oil producer.

### 3.2 Onshore Otway Basin (South Australia/Queensland)

The Glenaire 1 well in PEP 160 was cased and suspended in November 2006 for further cased hole testing. The Laira Formation (fractured reservoir) testing was completed during the Quarter. Results indicate a very small pool and no extended testing is required. Planning is in progress to test the lower gas zones.

### 3.3 Surat Basin (Queensland)

A Showgrounds Sandstone oil opportunity in ATP 336P, Mahogany 1, and a Boxvale Sandstone opportunity in PL 30, Riverslea Southeast 1, have been identified and are scheduled for drilling in the second half of 2007.

Recording of the 90 km Alton West 2D seismic survey in ATP 754P was completed during April. The data is currently being evaluated.

### 3.4 Denison Trough (Queensland)

No significant activity during the Quarter.

### 3.5 Coal Seam Gas (Queensland)

#### 3.5.1 *Surat Basin*

Production testing of the Bellevue Pilot in ATP 610P has continued during the Quarter.

The Kenya East 3 well was drilled in ATP 648P during the Quarter and will be production tested.

Production testing of the Walloon CSG potential in the Talinga and Orana pilot areas (PL 226/ATP 692P) continued.

A cored slimhole, Kainama 2, was drilled in ATP 692P during the Quarter.

Laboratory testing of the Kainama 2 cores also commenced.

### 3.5.2 *Bowen Basin*

Bellington 1, an exploration well in ATP 526P, was cored and permeability tested.

## 3.6 Onshore Perth Basin (Western Australia)

The Beharra Springs 4 gas appraisal well, which spudded in L11 on 28 March, reached the intermediate casing point at 3269m. The well is now suspended and waiting on arrival of a Coiled Tubing Unit (CTU) to drill underbalanced through the primary target Wagina Sandstone in August.

The Drakea 1 wildcat well spudded in May with the early Permian High Cliff Sandstone as the main objective. Oil was recovered in the High Cliff Sandstone and Drakea 2 was drilled as a sidetrack from Drakea 1 as an up-dip follow-up to Drakea 1. It confirmed the presence of hydrocarbons in the High Cliff Sandstone, 6m higher than in Drakea 1. The significance of the discovery is being evaluated.

The Apium 2 gas appraisal well spudded on 29 June and is being drilled to test the Dongara Sandstone at a location away from the damaged zone in Apium 1.

## 3.7 Offshore Otway Basin (Victoria/Tasmania)

Interpretation of the Aragorn 3D seismic survey in T/30P and adjoining T/34P continued during the Quarter.

Planning is in progress for acquisition of the Year 3 seismic program in VIC/P43.

In VIC/P37(V) prospectivity evaluation and development feasibility studies in relation to the Halladale and Black Watch gas fields continued during the Quarter.

Reprocessed seismic data over VIC/P41(V) are being interpreted to assess prospectivity of the permit.

## 3.8 Bass Basin (Tasmania)

Interpretation of the Shearwater 3D seismic survey acquired over the Trefoil discovery and adjacent exploration leads in T/18P is almost complete. Well locations for a potential drilling programme are being considered.

Planning is in progress for acquisition of the Year 1 seismic programme in newly awarded permit T/44P.

The T/RL1 Retention Lease around the Yolla gas field production licence was renewed during the Quarter.

## 3.9 Taranaki Basin (New Zealand)

In PEP 38729 evaluation of transition zone seismic data acquired in 2006 is ongoing.

In the offshore permit PEP 38485, the Joint Venture has secured a rig slot to drill the Moana 1 well later in 2007.

### 3.10 Offshore Northland Basin (New Zealand)

In PEP 38619 acquisition of the 433 sq km Nimitz 3D seismic survey was completed and the 1904 km Pantheon 2D seismic survey was also acquired.

The 1224 km Akira 2D seismic survey was acquired in PEP 38618.

### 3.11 Offshore Canterbury Basin (New Zealand)

Interpretation of the 2006 acquired Carrack Survey 2D seismic data and associated reprocessed data of existing seismic lines in PEP 38262 has been completed.

Acquisition of the Caravel (917km in PEP 38262) and Wherry (1,317km in PEP 38264) 2D Surveys was completed on 7 April.

Reprocessing of the available existing seismic data within PEP 38264 has been completed. Additional 1970's vintage seismic data have been located and will also be reprocessed. Various geological and geophysical projects including basin modeling continued during the Quarter.

### 3.12 Offshore Lamu Basin (Kenya)

Processing of the 2006 Lamu Marine Seismic Surey and reprocessing of existing 2003 vintage seismic data in Blocks L8 and L9 nears completion.

## 4. DRILLING ACTIVITY

### 4.1 Exploration/Appraisal

The table below summarises the exploration and appraisal drilling undertaken in the Quarter:

| Well | Basin/Area | Target | Origin Interest % | Well Status |
|---|---|---|---|---|
| Burke 9 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Burke 10 | Cooper/Eromanga - SA | Oil | 13.19 | P&A |
| Caroowinnie 1 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Gambero 1 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Narcoonowie 5 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Narcoonowie 6 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Wheels 1 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Beharra Springs 4 | Perth Basin - WA | Gas | 67.00 | Suspended, awaiting CTU |
| Drakea 1 | Perth Basin - WA | Gas | 50.00 | P&A |
| Drakea 2 | Perth Basin- WA | Oil | 50.00 | P&S |
| Bellington 1 | Bowen Basin - Qld | CSG | 23.93% | Slimhole, CSG |
| Kenya East 3 | Surat Basin - Qld | CSG | 31.25% | Slimhole, CSG |
| Kainama 2 | Surat Basin - Qld | CSG | 100.00 | Slimhole, CSG |

## 4.2 Development

The table below summarises the development drilling undertaken in the Quarter:

| Well | Basin/Area | Target | Origin Interest % | Well Status |
|---|---|---|---|---|
| Big Lake 84 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Big Lake 85 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Boongala 2 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Cooba 2 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Goyder 5 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Fly Lake 21 | Cooper/Eromanga - SA | Gas/Oil | 13.19 | C&S, Gas/Oil |
| Moomba 178 | Cooper/Eromanga - SA | Gas | 13.19 | C&S Gas |
| Moomba 31 ST1 | Cooper/Eromanga - SA | Gas | 13.19 | C&S Gas |
| Moomba 36 ST1 | Cooper/Eromanga - SA | Gas | 13.19 | C&S Gas |
| Moomba 39 ST1 | Cooper/Eromanga - SA | Gas | 13.19 | C&S Gas |
| Thurakinna 6 | Cooper/Eromanga - SA | Gas | 13.19 | C&S, Gas |
| Alwyn 7 | Cooper/Eromanga - SA | Oil | 13.19 | C&S, Oil |
| Fairview 140 | Bowen Basin - Qld | CSG | 23.93 | C&S, CSG Water Inj |
| Fairview 125 | Bowen Basin - Qld | CSG | 23.93 | P&A, Casing Collapse |
| Fairview 128 | Bowen Basin - Qld | CSG | 23.93 | C&S, CSG |
| Fairview 130 | Bowen Basin - Qld | CSG | 23.93 | C&S, CSG |
| Fairview 82 | Bowen Basin - Qld | CSG | 23.93 | C&S, CSG Water Inj |
| Fairview 135 | Bowen Basin - Qld | CSG | 23.93 | C&S, CSG |
| Spring Gully PB1 | Bowen Basin - Qld | CSG | 94.50 | C&S, Water Inj |
| Spring Gully PB2 | Bowen Basin - Qld | CSG | 94.50 | C&S, Water Inj |
| EP-A1 | Bowen Basin - Qld | CSG | 94.50 | C&S, Water Inj |
| Argyle 14 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Argyle 13 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Argyle 15 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 20 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 13 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 14 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 12 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 21 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |
| Kenya 23 | Surat Basin - Qld | CSG | 40.625 | C&S, CSG |

## 5. ACQUISTIONS/DIVESTMENT

During the Quarter:

- ATP 847P in Queensland has been granted to Origin Energy CSG Ltd (100% interest) from 1 May 2007.
- Origin has entered into an arrangement with ARC (Bass Gas) Pty Ltd whereby that company will farmin to a 40% interest in T/44P in the Bass Basin, subject a mutually acceptable farmin agreement and government approvals. ARC will also have an option to increase its interest to 50% by further contributing to the first commitment exploration well.
- ATPs 666P, 667P and 668P in the Galilee Basin were being transferred from Tri-Star Petroleum Company to Origin Energy CSG Limited. Origin will hold a 100% interest when the transfers are approved by the Minister.
- Origin has previously agreed to sell its equity in PEP 150 in Victoria (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

## 6. EXPLORATION AND DEVELOPMENT EXPENDITURE

| E & D Expenditure | A$'000 | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Exploration/ Appraisal | | 9,139 | 17,369 | (47) | 18,021 | 47,763 | 67,352 |
| Development/ Plant | | 66,580 | 85,463 | (22) | 102,902 | 299,369 | 418,385 |
| **Total** | | 75,719 | 102,832 | (26) | 120,923 | 347,132 | 485,737 |

| | NZ$'000 | This Quarter | Previous Quarter | % Change | 4th Quarter 2005/06 | YTD 2006/07 | YTD 2005/06 |
|---|---|---|---|---|---|---|---|
| Exploration/ Appraisal | | 7,220 | 3,948 | 83 | 3,874 | 13,008 | 6,539 |
| Development/ Plant | | 49,623 | 30,159 | 61 | 8,614 | 109,758 | 23.693 |
| **Total** | | 56,843 | 34,107 | 60 | 12,488 | 122,766 | 30,232 |

**NB: E & D Expenditure excludes acquisitions and corporate plant & equipment.**

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

## 7. ORIGIN'S INTERESTS

Origin holds the following interests:

| Basin/Project Area | Permits (Interest)<br>(* Denotes Operatorship) |
|---|---|
| **Australia** | |
| *Surat Basin (Qld)* | PL 14 (100%*); PLs 56 and 74 (69.00%*);<br>PL 30 (75.00%*); PLs 21, 22, 27 and 64 (87.50%*);<br>PLs 53, 174 and 227 (100%*); ATP 470P Redcap (90.00%*); ATP 470P Formosa Downs (49.50%*); PL 71 (72.00%*); ATP 470P Rolston and PL 70 (100%*);<br>ATP 471P Weribone Pooling Area (50.64%*); ATP 336P and PLs 10W, 11W, 12W, 28W, 69 and 89 (46.25%); PL 11 Snake Creek East 1 Exclusion Zone (25.00%); ATP 647P (Block 2656 only) (50.00%*); and ATP 754P (50.00%*). |
| *Denison Trough (Qld)* | PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 and 218 (50.00%*); ATP 337P (50.00%); ATP 337P Mahalo (30.00%); and ATP 553P (50.00%) |
| *Galilee Basin (Qld)* | ATPs 666P, 667P and 668P (being transferred to Origin (100.00%*)) |
| *CSG (Qld)* | |
| *- Spring Gully* | PLs 195 and 203 and ATP 592P (94.50%*); PL 204 (99.725%*); and PL 200 (95.7104%*) |
| *- Fairview* | PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 and ATP 526P (23.93%) |
| *- Peat* | PL 101 (100%*) |
| *- Argyle/Kenya/Bellevue* | PLs 179, 180, 228 and 229 and ATP 620P (40.625%), ATP 610P (29.375%); and ATP 648P (31.25%) |
| *- Talinga/Orana* | PLs 209, 226, 215 (Application), 216(A) and 225(A) and ATP 692P (100%*) |
| *- Other(Bowen Basin)* | PLs 219 and 220 (100%*); ATP 653P (23.85%); and ATP 804P (29.29825%) |
| *- Other (Surat Basin)* | ATP 606P, (92.7162%*); ATP 631P (18.0965%); ATP 663P (100%*); ATP 702P (100.00%*); ATP 847P (100.00%*) |
| *Onshore Otway Basin* | |
| *- SA* | PRL 13 (50.00%); PRL 1 and 2 and PPLs 62,168 and 202 (100.00%*) |
| *- Victoria* | PPLs 6 and 9 and PRL 1 (90.00%*); PPLs 4, 5, 7, 10 and 12 (100.00%*); PPL 2 (Ex. Iona) (100.00%*); PPL 8 (100.00%*); and PEP 160 (20.00%) |
| *Offshore Otway Basin* | |
| *- Victoria* | VIC/L23 and VIC/P43 (30.75%); VIC/P37(V) (37.5%*) and VIC/P41(V) (100.00%*) |
| *- Tasmania* | T/L2, T/L3, T/30P and T/34P (30.75%) |
| *Bass Basin (Tasmania)* | T/L1 and T/RL1 (42.50%*); T/18P (39.00%*); and T/44P (100.00%* reducing to 60.00%* subject to a farmin agreement) |
| *Onshore Perth Basin (WA)* | EP 320 and L11 (67.00%*); EP 368 (15.00%); EP 413 and L14 (49.189%*); and L1/L2 (excluding Dongara, Mondarra and Yardarino) (50.00%) |
| *Offshore Perth Basin (WA)* | WA-226-P (28.75%* withdrawing) |
| *Offshore Bonaparte (WA/NT)* | NT/RL1 and WA6R (5.00%) |
| *Cooper Basin* | |
| *- Qld* | SWQ Unit Subleases (16.7375%); Aquitaine A & B Blocks and associated PLs (25.00%); Aquitaine C Block and associated PLs (27.00%); and Wareena Block and associated PLs (10.00%) |
| *- SA* | SA Unit PPLs (13.19%); Patchawarra East Block PPLs (10.536%); Reg Sprigg West Unit (PPLs 194 and 211) (7.902%) |

| Basin/Project Area | Permits (Interest) (* Denotes Operatorship) |
|---|---|
| **New Zealand** | |
| Taranaki Basin | PML 38146 (50.00%*); PEP 38729 (25.00%); and PEP 38485 (33.333%) |
| Northlands Basin | PEP 38618 and PEP 38619 (50.00%*) |
| Canterbury Basin | PEP 38262 and 38264 (100.00%*) |
| **Kenya** | |
| Lamu Basin | L8 and L9 (75.00%*) |

## 8. CONVERSION FACTORS AND ABBREVIATIONS

### 8.1 Conversion Factors

| | | |
|---|---|---|
| **Crude oil** | 0.00583 | PJ/kbbls |
| **Condensate** | 0.00541 | PJ/kbbls |
| **LPG** | 0.0493 | PJ/ktonnes |
| **Ethane** | 0.0517 | PJ/ktonnes |

### 8.2 Abbreviations

| | |
|---|---|
| **barrels** | An international measure of oil production. 1 barrel = 159 litres |
| **bopd** | barrels of oil per day |
| **bwpd** | barrels of water per day |
| **C&C** | cased and completed |
| **C&S** | cased and suspended |
| **CSG** | coal seam gas |
| **CTU** | coiled tubing unit |
| **GJ** | Gigajoule = $10^9$ joules |
| **joule** | A measure of energy |
| **Kbbls** | Kilo barrels = 1,000 barrels |
| **Ktonnes** | Kilo tonnes = 1,000 tonnes |
| **mmscfd** | million standard cubic feet per day |
| **P&A** | plugged and abandoned |
| **P&S** | plugged and suspended |
| **PJ** | petajoule = $10^{15}$ joules |
| **PJe** | petajoule equivalent, a measure used to express the volume of different petroleum products on the basis of the energy contained in the product |
| **TJ** | terajoule = $10^{12}$ joules |
| **TJ/d** | terajoules per day |
| **Water Inj** | water injection well |

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 30 July 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| ORIGIN ENERGY LIMITED |
|---|

ABN

| 30 000 051 696 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 20,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 5 | Issue price or consideration | **$4.146826** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **27 July 2007** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **872,308,456** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 13,438,200 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | All Shares Participate Equally |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ............................ Date: 30 July 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 25 July 2007 |
| From | Bill Hundy | Pages | 31 |
| Subject | **PRESENTATION** | | |

Attached for your information is a presentation being made by Ms Karen Moses, Chief Operating Officer Australia to the Citi Climate Change Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

# Citi Climate Change Conference

## Australia's carbon reduction challenge and Origin's approach to carbon opportunities

July 2007

## There now is a growing consensus by both side of politics that a carbon trading regime will be required...

The Australian Government's Climate Change Policy suggests that Australia should:

- not wait for the development of a global agreement
- set its own long term aspirational goal to reduce emissions
- embrace the least cost way to achieve that goal
- design an emissions trading scheme, specific to Australia, which would drive carbon reduction at least cost
  - accompanied by an active international strategy to achieve a workable global scheme
- phase out other policy measures unless they are specifically directed at addressing residual market failures

## ... with key decisions around abatement targets, transitional arrangements and detailed design yet to be determined


origin

# Emissions trading is the least cost way to achieve a given reduction target

- Identify emissions to be covered
- Determine cap
  - Socially-determined level of abatement
- Issue permits up to that cap
  - Allocate or auction
- Require emitters to hold a permit for each unit of emissions
- Determine non-compliance regime, and monitor compliance
- Allow permits to trade


Indicative emissions gateways
Business as usual emissions
Emissions
Abatement path consistent with aspirational goal
Firm emissions cap
Aspirational goal
2020
2050
Time

The carbon price will have an impact on the whole economy, by repricing carbon-intensive goods such as energy


origin


Once targets are established it is recognised that existing and trade exposed emitters will need transitional arrangements
Coverage
80% of emissions, 900 emitters
Mt CO2-e
Sectors not covered (agriculture and land use in this example)
National Emissions
Permits to be auctioned
Domestic emissions trading scheme cap
Trade-exposed, emissions-intensive industries (existing plants)
Allocated free permits
Short and Long Term Issuance
Other (non trade-exposed emissions-intensive) disproportionately affected industries
Source: Prime Ministerial Task Group on Emissions Trading


origin

## For Australia's emissions to be no greater than 2010 levels in 2020, 100Mt of $CO_2$e will need to be reduced beyond current measures



Emissions Mt $CO_2$-e
850
750
650
550
450
350
250
1990
1995
2000
2005
2010
2015
2020
Year
Kyoto Period 2008-2012
Business as Usual
'With Measures' best estimate
108 per cent of 1990 level
Increase of 9 per cent of 1990 level
100 MT


| Sector (2007) | % |
|---|---|
| Stationary Energy | 50% |
| Transport | 15% |
| Fugitive | 6% |
| Industrial | 6% |
| Agricultural | 16% |
| Waste | 3% |
| Land Use & Forestry | 5% |

While the contribution to the abatement task of each sector will be determined by the market, the stationary energy sector will make a large contribution



origin


Source: Tracking to the Kyoto Target (AGO, 2006)

# To achieve the greenhouse gas reductions required within the Australian energy industry the costs range from \$20-30/t $CO_2$e...



100 MT
Distributed PV
Coal to coal - new USC + drying
New black IGCC
Co-firing biomass
Solar hot water
Coal to coal - new brown IGCC
Coal to coal - new black USC
Building standards
DSM
Gas $3/GJ
Solar thermal
HDR
Nuclear
Biomass
ZETs
Wind
Cost per tonne of CO2 ($Au)
Abatement Potential (Mtpa)
(relative to building black coal fired generation)


Price around \$20/t are required if stationary energy is to carry half of the burden

Price around \$30/t if stationary energy carries all of the burden

**The contribution of renewable energy sources will depend on the size of the carbon reduction challenge and the transitional arrangements for existing fuels**

**This would deliver**

**Wind - 7000MW**
**Gas - 6500MW**

## ... and gas-fired power generation has a significant role to play in achieving this reduction


origin



Source: LETAG / various industry sources

## The cost of a carbon impost of \$20-40/t CO2e will amount to 1% to 2% of Australian GDP with the cost ultimately being borne by end users...

| | 2010 | | 2010 | |
|---|---|---|---|---|
| | % of Aust. Emissions | MtCO2e | \$B Exposure at \$20/t | \$B Exposure at \$40/t |
| Aust. Total Emissions | 100% | 603 | 12 | 24 |
| Aust. Stationary Energy Emissions | 51% | 306 | 6 | 12 |
| Origin's "Customer" Emissions | 8% | 47 | 1 | 2 |
| Origin's "Produced" Emissions | 1% | 7 | 0.1 | 0.3 |

* Incremental above "black" electricity supply investments

"Produced Emissions" are emissions directly emitted by Origin.
"Customer Emissions" are all emissions associated suppling our customers and are also know as total supply chain emissions.

## ... and the energy industry is already recovering the cost of the mandatory and voluntary schemes


origin



Based on AGO forecast; all Origin emissions numbers exclude Contact Energy

# Origin has an integrated approach to carbon opportunities which ensures customers are engaged and aware of the increasing cost profile...



Understand & measure
Calculate direct and indirect emissions across the supply chain
Commitment, Policy & objectives
What is company policy? What are the targets, aspirations?
Reduce
What activities can be undertaken to reduce emissions
Modify processes, design, standards, materials etc
Replace
Switch to renewable sources
E.g. green products such as accredited green power but also 100% recycled paper etc.
Offset
If emissions can not be reduced or contained offsetting is the way to reduce ones environmental impact
Offsets should have accreditation


... and ensures Origin is well positioned with the right asset mix and development opportunities to create value as a carbon regime is implemented


origin

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime...



CO2CRC Researching CO2 sequestration technologies


SolarCity
Adelaide




AFL

*Carbon Neutral by 2009*


The Business Case
for Early Action
Origin




LANDCARE
AUSTRALIA

We're planting 100,000 trees to say thank you


Carbon
Reduction
Scheme

... as carbon emissions are currently a largely unrecognised cost in energy production

*"Climate change is a major business risk and we need to act now"*


origin

## To understand our impact we measure and report our equity and supply chain greenhouse gas emissions...



Production & Purchase
Natural gas, LPG and other products
Origin production
1.3 Mt
Purchases
1.5 Mt
Transportation
2.1 Mt
Gas Transported and distributed
Consumption
Natural Gas and LPG
10 Mt




Gas purchased for Origin generation
Electricity
Origin electricity & steam generated
1 Mt
Electricity purchased
16.4 Mt
Electricity and steam
0 Mt
Emissions arise during generation and transportation


**Total Supply Chain Emissions = 32.1Mt#; Origin's Equity Emissions = 3.8Mt**

... as this is a prerequisite to understanding and managing risks of a increasingly carbon-constrained economy



origin


*# Represents about 12% of Australia's stationary energy emissions*

** Does not include Contact Energy*

# Origin has clearly established its leadership position in green energy sales and carbon responsibility...



Green Power Customers in Australia
Market
Origin only
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2005
2006




Other 2%
AGL 10%
Powerdirect* 3%
Country 5%
TRU 7%
Integral 2%
Energy Australia 24%
Ergon 11%
Sun Retail 9%
Origin 27%
* Approximate


- In December 2006 GreenPower customers across Australia totalled over 380,000 and were growing rapidly*
- Origin combined with Sun Retail has a market share of approximately 36%*

## ... resulting in continuing and credible retail market differentiation, brand strength and...



origin




* Source : GreenPower Website Quarterly Report - Q4 Dec 2006

# ... product leadership

**Green Home** - First marketable retail product that combines green electricity, green gas, and energy efficiency (Launched in 2006).

**Green LPG** - In 2007, Origin Energy achieved another market first with the launch of a "green LPG" product.

**Carbon Reduction Scheme (CRS)** - Origin offers a proactive way of helping businesses to reduce their carbon footprint. The CRS allows companies to either reduce their emissions by purchasing offsets or to generate offset products to on sell.

**New, unique "solarise" product** - Origin provides its customers the option to add solar generation to their existing gas or electric hot water systems, instead of waiting until their system needs replacement (perhaps up to 10 yrs away).

**GreenEarth Gas** - The first product in Australia to offset the customer's greenhouse gas emissions from natural gas usage and is accredited under the Australian Greenhouse Office's Greenhouse Friendly program.

**Solar Hot Water** - Origin is a growing participant in the Solar Hot Water market. We installed around 200 units in 2006.

**Buyback Tariff**

Generated solar power bought back at full retail sales rates.

**GreenEarth Electricity** - Retail products from hydro, wind, biomass and solar sources. As of April 2007, Origin has signed approximately 180,000 customers to green power.

**Solar PV Systems** - Origin is the market leader in the provision and installation of grid-connected Solar PV systems in Australia, installing approximately 600 kW in 2006.

**Go Green Calculator** - First energy retailer to launch (in 2006) a web facility that allows consumers to calculate their carbon footprint from energy consumption, vehicle transport and air travel, and to immediately choose to offset all or a portion of that footprint online. Origin's carbon credits come from renewable energy projects, tree planting and energy efficiency.

*In late 2006 Origin's GreenEarth Wind and GreenEarth Solar products were voted Australia's best products in targeting reduction in reducing greenhouse gas emissions for the third time by Green Electricity Watch, a group comprising Australia's leading environmental groups*


origin

# Origin currently has interests in 870 MW of baseload and peaking generation in Australia and over 2,200 MW through Contact Energy in New Zealand

Origin's existing generation portfolio is already well positioned



Electricity Generated
(Australia and New Zealand)
Gas
62.7%
Hydro
23.3%
Geothermal
13.8%
Jet Fuel
0.2%




Electricity Generated
(Australia)
Gas
98.8%
Jet Fuel
1.2%




Electricity Generated
(New Zealand)
Gas/Hydro swing
6%
Hydro
27%
Gas
51%
Geothermal
16%


Over 90% of Origin's generation capacity and over 99% of electricity generated in Australia and New Zealand comes from low emission or renewable sources



origin

# The integrated, dual fuel position Origin has created provides significant product flexibility...


2P Reserves (PJe)
3,000
2,500
2,000
1,500
1,000
500
0
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06


Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Power generation - potential for Origin to develop and service gas fired power projects by contracts with third parties or develop equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

... allowing growing gas reserves to address either retail markets or low emission generation developments


origin

## Origin holds opportunities to invest in low emission and renewable power generation technologies amounting to around $3 billion in Australia and $2 billion in New Zealand...

**Australia**

| Plants | Fuel | Scale | Indicative gross cost | Status |
|---|---|---|---|---|
| Quarantine Power Station expans'n | Gas | 120 MW | $0.08 billion | Under Construction |
| Darling Downs Power Station | Gas | 630 MW | $0.8 billion | Under Construction |
| Mortlake Power Station | Gas | Up to 1000 MW | $1.2 billion | Permitted |
| Spring Gully Power Station | Gas | Up to 1000 MW | $1.2 billion | Permitted - tenders received |
| Geodynamics | Geo | Initially 200 MW | TBA | R&D |

**New Zealand (51.4%)**

| Plants | Fuel | Scale | Indicative gross cost | Status |
|---|---|---|---|---|
| Otahuhu C PS Project | Gas | 400 MW | NZ$ 0.4 billion | Permitted |
| Geothermal projects (2) | Geo | Up to 260 MW | NZ$ 1.0 billion | Planning and Permitting |
| Wind farm projects | Wind | UP to 700 MW | NZ$ 1.0 billion | Planning |

... thereby reducing Origin's exposure to a future carbon cost and contributing to Origin's growth in the medium to long term


Our objective is to invest in Greenfield Generation with emissions well below the grid average contributing to a real improvement in the stationary energy sector
1.2
1
0.8
0.6
0.4
0.2
0
Pool Intensity (2006)
OE Generation Intensity (2006)
OE Generation Intensity post Darling Downs
origin
16

## Origin's generation capacity will grow through deployment of the high efficiency and low emission Darling Downs CCGT...



Electricity Sold TWh
50
45
40
35
30
25
20
15
10
5
-
Origin Intensity (t/MWh)
1.20
1.00
0.80
0.60
0.40
0.20
-
05/06
06/07
07/08
Year
08/09
09/10
10/11
Renewable Generation
Gas Generation
NEM Pool Purchases
Origin Intensity (t/MWh)


... allowing the company to increase the amount of electricity it supplies itself and to significantly reduce the average supply chain emissions of its electricity customers



origin

# Origin is also investing in solar technologies to meet future energy needs, such as...



**Photo Voltaic**

- $30m investment in a solar photovoltaic SLIVER project
- Produced 75 and 150 watt SLIVER modules
- Seeking partnership to accelerate the large-scale production of SLIVER technology

**Solar Cities**

- Origin is leading a consortium to deliver the **Adelaide Solar City** Project, designed to demonstrate how a combination of solar power, smart metering, energy efficiency and new approaches to electricity pricing can provide a sustainable energy future for urban Australia
- Origin is also a participant in the recently awarded **Central Victorian Solar Cities** Project which will further leverage the capabilities developed in the Adelaide Project

**Solar Hot Water**

- 200 units installed in 2006
- Origin's unique "solarise" product for existing hot water systems


SolarCity
Adelaide






origin

## The Carbon Reduction Scheme brings customers and investment together...



Supply
Renewable Generation
Energy Efficiency
Fuel switching
Bio Sequestration
Industrial Emission Reductions
Fugitive Emission Reduction
Other
Carbon Reduction Scheme
Demand
Electricity
Travel
Air
Car
Gas
Natural Gas
LP Gas
Other products and services


... ensuring that for every tonne of carbon offset product sold, a tonne of carbon emissions is actually reduced



nab
STA TRAVEL
IAG
Lend Lease
AFL
INTREPID
transurban
origin


origin
energy

# Customer Engagement



origin


EGE 777


origin

## An Integrated Approach to Green
## How do I make a difference? How do we make a difference?


my world
my workplace
my family & friends
me
my connections
my immediate
workplace


origin


An Example. An Integrated Approach to Green
My World
my community
my workplace
my family & friends
me
my connections
Create a green office
Print double sided
Seek out like-minded organisations
Create business opportunities
Value every step
Active Advocacy
Use your voice,
Use your vote
Celebrate Success
Buy Local
Eat less red meat
Buy Green Energy
Be aware
Share a ride
Share your stories
Work together to create change where you can
Use energy efficient lightglobes
origin

## We are active in all areas of the strategy across the integrated business

1. **Develop detailed greenhouse gas reporting capabilities**
    - Internal GHG reporting for all business units
    - Forecasted GHG position
2. **Transparent disclosure and reporting to stakeholders**
    - Participated in Carbon Disclosure Project #4 and #5
    - Sustainability reporting
3. **Set appropriate reduction targets**
    - Greenhouse Challenge Plus commitment
4. **Take positive action to find lowest cost solution**
    - Member of Commonwealth Energy Efficiency Opportunity Assessments
    - Projects such as Beharra Spring and Talinga contributing
5. **Undertake strategic purchases and development options**
    - Contact Energy
    - Sun Retail
    - Darling Downs


origin

## We are active in all areas of the strategy across the integrated business...cont

6. **Provide greenhouse gas solutions for our customers**
   - Leading seller of Green Power and Gas
   - Carbon Reduction Scheme
7. **Create value from managing carbon risk**
   - Leading carbon trading team in Australia
   - Actively in all Australian voluntary and mandatory markets
8. **Raise awareness of carbon issues throughout the community**
   - Green Awareness training available thru the business
9. **Integrate carbon into long and short term business decisions**
   - Adjusting portfolios to meet changing market dynamics
   - Pursue low emission investment opportunities
10. **Take advocacy position to drive better policy outcomes**
    - Business Roundtable
    - Active engagement in policy debates


origin

# Our Purpose

We will be the leading, most trusted & admired energy provider in Australia & New Zealand.

We will find opportunities across the energy supply chain. We will create more value through realising the benefits of integration.

We will be at the forefront of sustainable practices, contributing to a positive future for our customers, our communities, our investors, and ourselves.

**Together we can make a difference.**


origin


origin
energy

# Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in 2005 and 12 month contribution in 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.


origin

# For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


origin



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | ORIGIN ENERGY LIMITED |
| Fax number | 0292521566 |
| From | ASX Limited – Company Announcements Office |
| Date | 25-Jul-2007 |
| Time | 11:12:51 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy AGM and Final Dividend Dates and STUP

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**


contact

25 July 2007

**Contact Energy 2007 Annual Meeting to be held in Christchurch, final dividend dates and share top up plan participation**

Contact Energy confirmed today that its annual profit result would be released to the New Zealand Exchange on 28 August 2007 and that it would hold its next annual meeting of shareholders in Christchurch on 26 October 2007.

Shareholders are advised that, subject to Contact's Board of Directors' approval, the record date for payment of the final dividend for the year will be 11 September 2007.

The annual meeting will be held at the Christchurch Town Hall, 86 Kilmore Street, Christchurch at NZDST 10.30am on Friday 26 October 2007. The annual meeting will also be broadcast live via Contact's website www.contactenergy.co.nz.

Contact advises that nominations for election of Directors of Contact Energy at the annual meeting close at 5.00pm, 27 August 2007. Nominations must be made by a security holder entitled to attend and vote at the annual meeting, and should be directed to "Director Nominations", c/- General Counsel, Contact Energy Limited, PO Box 10742, Wellington.

Contact shareholders who wish to participate in the Company's share top up plan and have their dividends used to purchase on-market shares (and who have not already registered) need to have registered their intention to participate by 28 August 2007. Similarly, shareholders who wish to withdraw from participation in the share top up plan need to register their intention to do so by 28 August 2007.

Shareholders wishing to register for, or withdraw participation from, the share top up plan should contact the Company's share registrar:
Computershare Investor Services Limited
Private Bag 92119, Auckland 1142
Facsimile (09) 488 8787

**For more information:**
Jonathan Hill
Communications Manager
(04) 462 1285
(021) 440 090
Email: jonathan.hill@contact-energy.co.nz



# ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | ORIGIN ENERGY LIMITED |
| Fax number | 0292521566 |
| From | ASX Limited – Company Announcements Office |
| Date | 24-Jul-2007 |
| Time | 15:54:16 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Apium 2 Gas Appraisal Well Update

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

energy

# ASX Release

24 July 2007

## Apium 2 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Apium 2 gas appraisal well operated by ARC Energy Ltd.

**Apium 2**

**Well type:** Gas appraisal (onshore)

**Location:** Perth Basin, Western Australia (L1)

Apium 2 is located approximately 17 kilometres southeast of the township of Dongara.

Surface co-ordinates for the well are as follows:

Latitude: 29° 18' 57.46" S
Longitude: 115° 04' 15.70" E

**Interests:**

| | |
|---|---|
| Origin Energy Developments Pty Ltd* | 50.00% |
| ARC Energy Ltd (Operator) | 50.00% |

* A wholly owned subsidiary of Origin Energy Limited

**Objective:**

| | |
|---|---|
| Primary target: | Dongara Sandstone |
| Target depth: | 2,752 metres measured depth, -2,629 metres true vertical depth (TVD) subsea. |
| Total depth: | 2,812 metres measured depth. |

**Progress and Status:** Apium 2 spudded at 09:30hrs WST on 29 June 2007, using the Century 18 Drilling Rig. Apium 2 is a deviated side track of Apium 1. Since the last report the well has been drilled to a total measured depth of 2,793 metres, completed in the Dongara Sandstone and perforated over the interval 2,760.7 to 2,765.7 metres.

The drilling rig was released at 09:00hrs WST on 21 July 2007 and will now move to the Canning Basin for ARC Energy Ltd.

Current operation at 6:00 hrs today is preparing surface facilities for production testing.

**For further information contact:**

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@originenergy.com.au

Origin energy

082-34954

RECEIVED

2007 AUG -1 A 9:27

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 20 July 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the issuance of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

**ORIGIN ENERGY LIMITED**

ABN

**30 000 051 696**

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Options to acquire ordinary fully paid shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 50,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Exercise price will be the volume weighted average price of Origin shares traded on ASX on the five days up to and including 15 June 2007. The options will expire 5 years after issuance. |

+ See chapter 19 for defined terms.

082-34934

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 5 | Issue price or consideration | **Nil** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Pursuant to the rules of the Origin Energy Senior Executive Option Plan** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **26 June 2007** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **872,288,456** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | **13,458,200** | **Options** |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **Options do not participate in dividends** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | **N/A** |
| 12 | Is the issue renounceable or non-renounceable? | **N/A** |
| 13 | Ratio in which the +securities will be offered | **N/A** |
| 14 | +Class of +securities to which the offer relates | **N/A** |
| 15 | +Record date to determine entitlements | **N/A** |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | **N/A** |
| 17 | Policy for deciding entitlements in relation to fractions | **N/A** |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | **N/A** |
| 19 | Closing date for receipt of acceptances or renunciations | **N/A** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | **N/A** |
| 33 | +Despatch date | **N/A** |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 20 July 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

**Facsimile**

| | |
|---|---|
| To | Company Secretary |
| Company | ORIGIN ENERGY LIMITED |
| Fax number | 0292521566 |
| From | ASX Limited – Company Announcements Office |
| Date | 12-Jul-2007 |
| Time | 14:42:17 |
| Subject | Confirmation Of Receipt And Release Of Announcement |
| Number of pages | 1 only |

**MESSAGE:**

We confirm the receipt and release to the market of an announcement regarding:

Apium 2 Gas Appraisal Well Update

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Origin energy

| To | Company Announcements Office | Facsimile | 1900 999 279 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 12 July 2007 |
| From | Bill Hundy | Pages | 2 |
| Subject | **APIUM 2 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA** | | |

Please find attached, an update on the Apium 2 Gas Appraisal Well, onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

energy

# ASX Release

12 July 2007

## Apium 2 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Apium 2 gas appraisal well operated by ARC Energy Ltd.

**Apium 2**

**Well type:** Gas appraisal (onshore)

**Location:** Perth Basin, Western Australia (L1)

Apium 2 is located approximately 17 kilometres southeast of the township of Dongara.

Surface co-ordinates for the well are as follows:

Latitude: 29° 18' 57.46" S
Longitude: 115° 04' 15.70" E

**Interests:**

| | |
|---|---|
| Origin Energy Developments Pty Ltd* | 50.00% |
| ARC Energy Ltd (Operator) | 50.00% |

* A wholly owned subsidiary of Origin Energy Limited

**Objective:**

| | |
|---|---|
| Primary target: | Dongara Sandstone |
| Target depth: | 2,752 metres measured depth, -2,629 metres true vertical depth (TVD) subsea |
| Total depth: | 2,812 metres measured depth |

**Progress and Status:** Apium 2 spudded at 09:30hrs WST on 29 June 2007, using Century 18 drilling rig 18. Apium 2 is a deviated side track of Apium 1. The operations since the last report have focussed on drilling to the target location.

The current operation reported at 6:00 hrs WST 12 July 2007 is drilling ahead with 152mm hole in Kockatea Shale at 2547 mRT.

**For further information contact:**

Paul Zealand
General Manager — Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

082-34934

| To | Company Announcements Office | Facsimile | 1300 300 021 |
| --- | --- | --- | --- |
| Company | Australian Stock Exchange | Date | 5 July 2007 |
| From | Bill Hundy | Pages | 3 |
| Subject | **SUBSTANTIAL HOLDER - CHANGE OF INTERESTS** | | |

We wish to advise that the substantial shareholding of Origin Energy Limited in Envestra Limited (ENV) has ceased and attach the Form 605 Notice of Ceasing to be a Substantial Holder.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Copy to: **Company Secretary**
**Envestra Limited**
**Level 10**
**81 Flinders Street**
**ADELAIDE SA 5000**

# Form 605

**Corporations Act 2001**
**Section 671B**

## Notice of ceasing to be a substantial holder

To Company Name/Scheme: Envestra Limited

ACN/ARSN: ACN 078 551 685

**1. Details of substantial holder (1)**

Name: Origin Energy Limited

ACN/ARSN (if applicable): ACN 000 051 696

The holder ceased to be a substantial holder on 02 / 07 / 2007

The previous notice was given to the company on 08 / 02 / 2006

The previous notice was dated 08 / 02 / 2006

**2. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (4) | Consideration given in relation to change (5) | Class and number of securities affected (6) | Person's votes affected |
|---|---|---|---|---|---|
| 02/07/07 | Origin Energy Limited ACN 000 051 696 | Origin Energy sold its Envestra securities to Australian Pipeline Limited. The sale was completed on 2 July 2007. | $175,811,202 | 146,704,860 Stapled Securities | 146,704,860 |

**3. Changes in association**

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| N/A | |

**4. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Origin Energy Limited | Level 45, Australia Square<br>264-278 George Street, Sydney, NSW, 2000 |

## Signature

print name William M Hundy capacity Secretary

sign here  date 5 / 7 / 2007

SYDWORKDOCS\12956\3184373.1

## DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 3 July 2007 |
| From | Bill Hundy | Pages | 2 |
| Subject | ORIGIN SIGNS NEW GAS CONTRACT WITH RIO TINTO ALUMINIUM - UNDERPINS COAL SEAM GAS EXPANSION IN QUEENSLAND | | |

For your information please find attached an announcement entitled "Origin Signs New Gas Contract with Rio Tinto Aluminium - Underpins Coal Seam Gas Expansion in Queensland".

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

# ASX/Media Release

3 July 2007

## Origin Signs New Gas Contract with Rio Tinto Aluminium - Underpins Coal Seam Gas Expansion in Queensland

Origin Energy Chief Operating Officer Karen Moses today welcomed Rio Tinto's decision to expand its Yarwun alumina refinery at Gladstone.

Ms Moses said as a result of this decision, Origin Energy and Rio Tinto Aluminium have entered into a Gas Supply Agreement, which will see 470 PJ of coal seam gas delivered to the Yarwun refinery.

Gas supplies will commence between March and July 2010, ramping up to 22.8 PJ a year for 20 years when fully operational.

Ms Moses said Origin will spend an estimated $260 million to further develop its Walloon coal seam gas fields to supply this contract and will be optimised with the recently announced Darling Downs Power Station project requirements," she said.

"The Rio Tinto Aluminium contract further monetises Origin's extensive coal seam gas resources in Queensland.

"These contracts help demonstrate Origin's position as a leading coal seam gas producer in Australia."

At 30 June 2006, Origin reported proved and probable (2P) coal seam gas reserves of 1374 PJ.

Origin will release its annual 2P reserves assessment for 2007 and quarterly production report on 31 July. Consistent with reserve upgrades announced by joint venture partners in Origin's coal seam gas regions, Origin expects to incorporate significant increases into its reserves.

Ms Moses said Rio Tinto Aluminium's decision to enter into a long term gas contract was welcome news for the environment.

"Gas used to produce electricity in a co-generation facility creates about half the greenhouse gas emissions of an equivalent coal-fired power station, delivering a more environmentally sustainable fuel source for the expansion of the Yarwun refinery. This project shows how Origin, working together with our business partners, can make a difference," she said.

**For further information, please contact:**

**For Media - Origin Energy**
Amanda Lampe
National Manager Media
Ph: 02 8345 5217
Mobile: 0419 482 547

**For Investors - Origin Energy**
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

Origin energy

082-34954

RECEIVED

[illegible] A 3:2[illegible]

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 2 July 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

082-34954

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 2 July 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| ORIGIN ENERGY LIMITED |
|---|

ABN

| 30 000 051 696 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 167,200 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 5 | Issue price or consideration | **$4.146826** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **140,000 - 28 June 2007**<br>**27,200 - 29 June 2007** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **872,288,456** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | **13,408,200** | **Options** |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **All Shares Participate Equally** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | **N/A** |
| 12 | Is the issue renounceable or non-renounceable? | **N/A** |
| 13 | Ratio in which the +securities will be offered | **N/A** |
| 14 | +Class of +securities to which the offer relates | **N/A** |
| 15 | +Record date to determine entitlements | **N/A** |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | **N/A** |
| 17 | Policy for deciding entitlements in relation to fractions | **N/A** |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | **N/A** |
| 19 | Closing date for receipt of acceptances or renunciations | **N/A** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | **N/A** |
| 21 | Amount of any underwriting fee or commission | **N/A** |
| 22 | Names of any brokers to the issue | **N/A** |
| 23 | Fee or commission payable to the broker to the issue | **N/A** |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | **N/A** |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | **N/A** |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | **N/A** |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | **N/A** |
| 28 | Date rights trading will begin (if applicable) | **N/A** |
| 29 | Date rights trading will end (if applicable) | **N/A** |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | **N/A** |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | **N/A** |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ............................ Date: 2 July 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

**Origin** energy

| To | Company Announcements Office | Date | 2 July 2007 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Pages | 2 |
| From | Bill Hundy | | |
| Subject | **ORIGIN ENERGY FINALISES SALE OF NETWORKS BUSINESS TO APA** | | |

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached an announcement regarding the completion of the sale of Origin's Networks business to APA.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • originenergy.com.au

Origin energy

# ASX/Media Release

2 July 2007

## Origin Energy finalises sale of Networks business to APA

Origin Energy Ltd ("Origin") today finalised the sale of its Networks business to the APA Group for $556.5 million.

This follows Origin's announcement on 4 April of the conditional agreement to sell its Networks business, which included its 33.3% interest in the SEA Gas pipeline, its 17% interest in Envestra Ltd, the Origin Energy Asset Management business and other related interests.

The sale of Origin's interest in the SEA Gas pipeline for $133.2 million was completed on Friday 29 June and the sale of the balance of the other assets was completed today (Monday 2 July).

**For further information, please contact:**

**For Media - Origin Energy**
Amanda Lampe
National Manager Media
Ph: 02 8345 5217
Mobile: 0419 482 547

**For Investors - Origin Energy**
Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

*About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs about 3000 people.*



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 02/07/2007

TIME: 08:52:57

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Apium 2 Gas Appraisal Well Commences

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

| | | | |
|---|---|---|---|
| To | Company Announcements Office | Facsimile | 1900 999 279 |
| Company | Australian Stock Exchange Limited | Date | 2 July 2007 |
| From | Bill Hundy | Pages | 2 |
| Subject | **APIUM 2 GAS APPRAISAL WELL COMMENCES, ONSHORE PERTH BASIN, WESTERN AUSTRALIA** | | |

Please find attached, a report regarding the commencement of the Apium 2 Gas Appraisal Well, onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

# ASX Release

2July 2007

## Apium 2 Gas Appraisal Well Commences, Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the Apium 2 gas appraisal well, operated by ARC Energy and located in the onshore Perth Basin Production Licence L1, commenced at 09:30 hours WST on 29 June using the Century 18 drilling rig. Apium 2 is a deviated sidetrack of Apium 1 and is currently re-entering Apium 1 to prepare for the sidetrack.

Apium 2 is located approximately 17 kilometres south-southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone.

Apium 2 is prognosed to intersect the Dongara Sandstone at 2,752 metres measured depth, approximately 10 metres updip from the Apium 1 intersection and 70 metres northeast of the surface location.

Surface co-ordinates for the Apium 2 drilling location are as follows:

| | |
|---|---|
| Latitude: | 29° 18' 57.46" S |
| Longitude: | 115° 04' 15.70" E |

The well has a planned total depth of approximately 2,812 metres measured depth and is expected to take 13 days to drill and complete.

Participants in L1 and Apium 2 are:

| | |
|---|---|
| Origin Energy Developments Pty Ltd* | 50.0% |
| ARC Energy Ltd (Operator) | 50.0% |

* A wholly owned subsidiary of Origin Energy Limited

**For further information contact:**

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

082-34934

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 26 June 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| ORIGIN ENERGY LIMITED |
|---|

ABN

| 30 000 051 696 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 30,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 5 | Issue price or consideration | **$3.396826** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **25 June 2007** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **872,121,256** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 13,575,400 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | All Shares Participate Equally |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 26 June 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 26 June 2007 |
| From | Bill Hundy | Pages | 24 |
| Subject | **PRESENTATION** | | |

Attached for your information is a presentation being made by Mr Grant King, Managing Director to the UBS Australian Energy and Utilities Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

# The Value of Integration

UBS Australian Energy and Utilities Conference

June 2007

# Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

All references to $ are references to Australian dollars unless otherwise specifically marked.

- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.


origin

## Origin's strategy of integration across competitive segments of the energy industry is designed to better manage risk...


Fuel
Generator
Retailer

Since late last year Origin Energy has made a number of significant announcements:

- Mt Stuart power station agreement with Energex terminated - Origin gains full operational flexibility
- Acquisition of Sun Retail business - 3.6 million customers across Australasia
- Merger proposal put forward by AGL and rejected by Origin
- Sale of Rockgas to Contact Energy
- Networks business sale announced
- Expansion of Quarantine Power Station
- Commitment to Darling Downs Power Station and associated gas field developments in Queensland

## ... and provides greater opportunities to grow


origin

This strategic approach sees Origin well positioned to respond to current circumstances in the energy market...

- Volatility of wholesale electricity and gas prices
- Rise of CSG
- Darling Downs Power Station
- Carbon Issues

... and capture new opportunities for growth as evidenced by the integrated Darling Downs project


origin

## A tightening of the supply demand balance in the NEM has been predicted for some time and Origin has been positioning to ensure its short-term positions are covered...



NEM Energy Supply and Demand, 2000-2025
NEM available energy (TWh)
350
330
310
290
270
250
230
210
190
170
150
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Fin Year
Existing Generation
Firm New Build
Announced New Build
New Build
NEM scheduled energy projection


- Origin's anticipated retail electricity requirements are fully covered for FY07 and FY08
- FY09 is substantially covered across the NEM
- Construction of Quarantine peaker (120MW) and Darling Downs base-load (630MW) announced
- Origin has further development options which are being pursued (Mortlake Power Station, Spring Gully Power Station and peaking opportunities)



origin


## ... while creating options to cover its long-term requirements



Source: NEMMCO and Origin Energy estimates

## Wholesale electricity markets across Australia have recently experienced significant short-term price increases...



Victorian Spot and Forward Contract Electricity Prices
$/MWh
$100
$95
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Forward Curve May 07
Forward Curve Jun 05
Forward Curve Jun 06
Approximate time-frame over which FY 08 cover was secured
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 07/08
FY 08/09
FY 09/10
Monthly Average Spot Price
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
Rolling 365 day Average Spot Price


... and the longer term forward curve is now providing a signal that new capacity is required



origin


*Source:* NEMMCO, AFMA and Origin Energy

## The convergence and interdependence of markets for gas and electricity has been emphasised by the shortage of a third commodity - water



Victorian gas weighted average spot price and demand
July 2005 to June 2007
Daily weighted average spot market price (A$/GJ)
40
35
30
25
20
15
10
5
0
Daily withdrawals (GJ)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1/07/2005
1/01/2006
1/07/2006
1/01/2007
Quantity (GJ)
Spot Market Price


## This has resulted in increased demand for gas-fired power generation placing pressure on gas supplies



origin




Source: Vencorp

# Over the last 10 years Origin has established a significant portfolio of CSG acreage in Queensland

- Origin's Bowen Basin CSG interests include:
  - Fairview (23%) non-operator
  - Spring Gully (96-99%) operator
  - Peat (100%) operator
  - Comet Ridge exploration tenures (~23%) non-operator
- Surat Basin CSG interests include a significant interest on the Undulla Nose and the remainder of the Walloon fairway
- Undulla Nose interests:
  - Talinga (100%) operator
  - Orana (100%) operator
  - Condabri (100%) operator
  - Argyle/East (40.625%) non-operator
  - Lauren (40.625%) non-operator
  - Kenya (40.625%) non-operator
  - Codie (40.625%) non-operator
  - Kenya East (30.725%) non-operator
  - Bellevue (30.725%) non-operator
- For locations see following maps


Queensland
Coral
Sea
Rockhampton
Gladstone
Emerald
Bowen Basin
Rolleston
Denison
Trough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Roma
Kincora
Talinga
Kenya
Dalby
Toowoomba
Brisbane
Surat
Basin
Bundaberg
Maryborough
Tweed Heads
NSW
Kilometres
0
80
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Pipeline
Production facility
Proposed production facility

## While Origin's current Proved and Probable (2P) CSG Reserves are around 1,400 PJ the upside potential is several times this

- Origin currently has the following cornerstone CSG assets:
  - Comet Ridge (Fairview, Spring Gully)
  - Undulla Nose (Talinga, Orana, Condabri, Argyle, Kenya/East, Lauren)
- Origin's share of 2P reserves in these fields is 1,374 PJ (Origin reserves statement 30 June 2006)
- Origin's Estimated Ultimate Recovery assessment of the upside potential of Origin's net interest in the fields mentioned is as high as 5,500 PJ
- The next key area for expansion will be the Walloon areas away from the Undulla Nose.



Queensland
Rockhampton
Coral
Sea
0
80
Kilometres
Emerald
Bowen Basin
Gladstone
Rolleston
Denison
Trough
Spring Gully/
Fairview
2P = 1,236 PJ
Upside* 2,500PJ
LEGEND
Origin permit
Origin CSG permit
Pipeline
Production facility
Proposed production facility
Bundaberg
Maryborough
Yellowbank
Fairview
Strathblane
Spring Gully
Peat
Exploration upside in
non-Undulla Nose
Walloons
Roma
Talinga
Kenya
Kincora
Dalby
Brisbane
Toowoomba
Surat
Basin
Undulla Nose
2P = 138 PJ
Upside* 3,000 PJ
Tweed Heads
NSW




* Origin Energy estimated ultimate recovery including exploration upside

# The Spring Gully field is producing at 45-50 TJ/d supplying Origin's portfolio of gas contracts with third parties...

- 80 wells online currently flowing ~46 TJ/d & 32,000 barrels of water per day
- 20 wells drilled yet to be completed and connected
- Potential ramp up would be 160 wells to achieve a rate of 150 TJ/d
- Total 2P development requires 270+ wells over life of field



Spring Gully medium term gas forecast
Actual Historical Data
Production Forecast
Sales Production (TJ/d)
200
180
160
140
120
100
80
60
40
20
0
Jun-07


... and will increasingly be used to supply requirements for the Darling Downs Power Station



origin

# In the Walloons areas Origin has been an active operator and has benefited from work undertaken by QGC and others



50 km
Spring Gully
Peat
Woleebee East
Walloon Fairway
Combabula
Bellevue
Talinga
Argyle
Condabri
RBP
Orana
Kenya East
Berwyndale Sth
Kainama
Undulla Nose Region
Lauren
Kenya
Jammat
Codie
Braemar
Legend
Origin Operated
Origin Non-Operated


- In the areas which Origin operates, since Jan 2001, we have:
  - Drilled 22 cored slimholes
  - Recorded 4 seismic surveys
  - Drilled 5 production pilots of between 1 and 9 wells
  - Conducted 4 prod tests
- In the last 12 months in areas which Origin operates, we have:
  - Drilled 5 coreholes
  - Commenced 3 production pilots
  - Recorded 1 seismic survey
- In the areas which Origin does not operate, we have:
  - Participated in 2 multi-well production pilots
  - Commenced development drilling



origin

# Origin currently carries around 1,400 PJ of 2P CSG reserves and is likely to book significant additional reserves over the next few years, with finding costs less than $0.10 per GJ


CSG Reserves
2P Reserves (PJ)
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007*


CSG Production
Annual Production (PJ)
100
80
60
40
20
0
Darling Downs up to 44 PJ/a
Growth in existing 3rd party contracts
2000 2001 2002 2003 2004 2005 2006 2007* By 2011

# CSG production now exceeds our share of production from the Cooper Basin, with firm contracts already signed and Origin's power generation requirements to push production to over 80 PJ/a early next decade


origin

* Reserves: Unadjusted 2006 reserves plus pro-rata share of reserves added in non-operated areas. Origin will determine whether to book these and other additions to reserves as part of its annual reserves review in June 2007.
* Production: Actual production to 30 March 2007 plus estimated June quarter production.

## Origin's electricity retail business provides a substantial opportunity for growth in generation



MW
Retail Load
Temperature
Swing Load
Average Mass
Market Load
Average
C&I Load
Hedge Cover
"Caps"
Expansion Options
Existing
Generation
Permitted
Sites
"Swaps"


Expansion at existing sites and permitted greenfield opportunities would increase Origin's own generation to ~50% of purchase requirements at lower carbon emissions than the current pool of generation


origin

# Darling Downs



*Darling Downs Power Station Video available at Origin Energy's website:*

*http://www.originenergy.com.au/about/template.php?pageid=2081#ps*


origin

## At 630 MW the Darling Downs combined cycle power station will be the largest CCGT on the NEM...





- This will be one of the lowest cost power stations in the National Electricity Market.
- The power station has a low life cycle cost, which includes construction and long-term maintenance costs.
- 630MW combined cycle power station with three Frame 9E gas turbines with a capacity of 120MW each, three boilers and a steam turbine of 270 MW capacity.
- Construction contract worth $780 million.
- Will operate between baseload to intermediate power station depending on power market requirements.
- It will be an air-cooled power station, using three per cent of the water a conventional water cooled coal-fired power station would use, or about 200ML versus 8000ML a year.
- It will emit about half the greenhouse gas emissions that a coal-fired power station using current technology would create. This will save 2.5 million tonnes of greenhouse gases a year - the equivalent of taking 600,000 cars a year off the road.

# ... and expansion of the Spring Gully and Talinga fields will provide a low cost flexible gas supply


Queensland
Coral
Sea
Kilometres
Rockhampton
Gladstone
Bundaberg
Maryborough
Emerald
LEGEND
Spring Gully
Walloon coal seam gas fields
Roma
Talinga
Darling Downs Power Station
Proposed Pipeline
Dalby
Toowoomba
Brisbane
NSW

•The gas requirements will underwrite phase 5 of the Spring Gully development. This will be sufficient to take Spring Gully to its optimum production rate of 150 TJ/day.

•The Spring Gully development will include an additional 60 wells, the expansion of the soon to be commissioned Strathblane gas plant, an additional gas processing plant to the south of Spring Gully, water treatment plant and all associated roads and infrastructure.

•To meet the power station load of up to 44 PJ/annum, the Spring Gully development will be supplemented by the development of our Walloon coal seam gas fields.

•A gas pipeline connecting Wallumbilla to the Darling Downs Power Station will be built.

•There will be a combined investment of about $500 million to complete the Spring Gully development, start the coal seam gas development in the Walloons and construct the connecting infrastructure.


origin

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime...





CO2CRC **Researching CO2 sequestration technologies**


SolarCity
Adelaide




AFL

*Carbon Neutral by 2009*


LANDCARE
AUSTRALIA

**We're planting 100,000 trees to say thank you**


Carbon
Reduction
Scheme

**The Business Case for Early Action**

Australian Business Roundtable on Climate Change

Origin

... as carbon emissions are currently a largely unrecognised cost in energy production


origin

## There now seems to be a growing consensus by both side of politics that a carbon trading regime will be required...

The PM's Task Group Conclusion is that Australia should:

- not wait for the development of a global agreement
- set its own long term aspirational goal to reduce emissions
- embrace the least cost way to achieve that goal
- design an emissions trading scheme, specific to Australia, which would drive carbon reduction at least cost
  - accompanied by an active international strategy to achieve a workable global scheme
- phase out other policy measures unless they are specifically directed at addressing residual market failures

... with key decisions around abatement targets and detailed design yet to be determined


origin

## For Australia's emissions to be no greater than 2010 levels in 2020, 100Mt of $CO_2$e will need to be reduced beyond current measures



Kyoto Period 2008-2012
Business as Usual
108 per cent of 1990 level
'With Measures' best estimate
100 MT
Emissions Mt CO2-e
850
750
650
550
450
350
250
1990
1995
2000
2005
2010
2015
2020
Year


| Sector (2007) | % |
|---|---|
| Stationary Energy | 50% |
| Transport | 15% |
| Fugitive | 6% |
| Industrial | 6% |
| Agricultural | 16% |
| Waste | 3% |
| Land Use & Forestry | 5% |

While the contribution to the abatement task of each sector will be determined by the market, the stationary energy sector is likely to make a large contribution


origin

Source: Tracking to the Kyoto Target (AGO, 2006)

## To achieve the greenhouse gas reductions required within the Australian energy industry the costs range from \$20-30/t $CO_2$e…



100 MT
Distributed PV
Coal to coal - new USC + drying
New black IGCC
Coal to coal - new brown IGCC
Co-firing biomass
Solar hot water
Coal to coal - new black USC
Building standards
DSM
Gas \$3/GJ
Nuclear
Biomass
Solar thermal
HDR
ZETs
Wind
Cost per tonne of CO2 (\$Au)
Abatement Potential (Mtpa)
(relative to building black coal fired generation)


This would deliver

Wind - 7000MW
Gas - 6500MW

Price around \$20/t are required if stationary energy is to carry half of the burden

Price around \$30/t if stationary energy carries all of the burden

## … and gas-fired power generation has a significant role to play in achieving this reduction



origin


Source: LETAG / various industry sources

# The depth of integration of Origin's business is increasingly evident...



Fuel
Generator
Retailer




ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
Power generation - potential for Origin to develop and service gas fired power projects by contracts with third parties or develop equity gas reserves
Gas markets - potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves
2007
2008
2009
2010
2011
2012
2013
2014
2015
Energy Demand
Annual Demand and Generation dispatched (TWh)
Peak Demand
Peak Demand and Installed capacity (MW)
Origin Retail Load
Origin Existing Generation
Under Construction
Permitted Sites


... and will drive Origin's growth in the years ahead



origin


origin
energy

# For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


origin

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 25 June 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3Y NOTICES** | | |

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- J R Williams
- T Bourne
- H M Nugent
- H K McCann

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | ORIGIN ENERGY LIMITED |
|---|---|
| ABN | 30 000 051 696 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | James Roland Williams |
|---|---|
| Date of last notice | 4 April 2007 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shares held in:<br>• Origin Energy Non-Executive Directors' Share Plan (NEDSP) |
| **Date of change** | 21 June 2007 |
| **No. of securities held prior to change** | 21,498 Ordinary Fully Paid Shares held directly<br>15,016 Ordinary Fully Paid Shares held indirectly |
| **Class** | Ordinary |
| **Number acquired** | 1,723 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $9.4307 per share |
| **No. of securities held after change** | 21,498 Ordinary Fully Paid Shares held directly<br>16,739 Ordinary Fully Paid Shares held indirectly |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Purchase of securities pursuant to Non-Executive Directors' Share Plan. |
|---|---|

## Part 2 – Change of director's interests in contracts

| Detail of contract | N/A |
|---|---|
| Nature of interest | N/A |
| Name of registered holder<br>(if issued securities) | N/A |
| Date of change | N/A |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| Interest acquired | N/A |
| Interest disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| Interest after change | N/A |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | ORIGIN ENERGY LIMITED |
|---|---|
| ABN | 30 000 051 696 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Trevor Bourne |
|---|---|
| Date of last notice | 4 April 2007 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shares held in:<br>• Origin Energy Non-Executive Directors' Share Plan (NEDSP) |
| **Date of change** | 21 June 2007 |
| **No. of securities held prior to change** | 28,343 Ordinary Fully Paid Shares held directly<br>13,046 Ordinary Fully Paid Shares held indirectly |
| **Class** | Ordinary |
| **Number acquired** | 1,577 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $9.4307 per share |
| **No. of securities held after change** | 28,343 Ordinary Fully Paid Shares held directly<br>14,623 Ordinary Fully Paid Shares held indirectly |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Purchase of securities pursuant to Non-Executive Directors' Share Plan. |
|---|---|

## Part 2 – Change of director's interests in contracts

| Detail of contract | N/A |
|---|---|
| Nature of interest | N/A |
| Name of registered holder<br>(if issued securities) | N/A |
| Date of change | N/A |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| Interest acquired | N/A |
| Interest disposed | N/A |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| Interest after change | N/A |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | ORIGIN ENERGY LIMITED |
|---|---|
| ABN | 30 000 051 696 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Helen M Nugent |
|---|---|
| Date of last notice | 4 April 2007 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shares held in:<br>• Origin Energy Non-Executive Directors' Share Plan (NEDSP) |
| **Date of change** | 21 June 2007 |
| **No. of securities held prior to change** | 3,410 Ordinary Fully Paid Shares held directly<br>13,372 Ordinary Fully Paid Shares held indirectly |
| **Class** | Ordinary |
| **Number acquired** | 1,616 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $9.4307 per share |
| **No. of securities held after change** | 3,410 Ordinary Fully Paid Shares held directly<br>14,988 Ordinary Fully Paid Shares held indirectly |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Purchase of securities pursuant to Non-Executive Directors' Share Plan. |
|---|---|

## Part 2 – *Change of director's interests in contracts*

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | ORIGIN ENERGY LIMITED |
|---|---|
| ABN | 30 000 051 696 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | H Kevin McCann |
|---|---|
| Date of last notice | 2 March 2007 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shares held in:<br>• Cottesloe Pty Ltd<br>• H J McCann Investments Pty Ltd<br>• D M McCann<br>• Origin Energy Non-Executive Directors' Share Plan |
| **Date of change** | 21 June 2007 |
| **No. of securities held prior to change** | 3,269 Ordinary Fully Paid Shares held directly<br>253,959 Ordinary Fully Paid Shares held indirectly |
| **Class** | Ordinary |
| **Number acquired** | 4,497 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $9.4307 per share |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. of securities held after change** | 3,269 Ordinary Fully Paid Shares held directly<br>258,456 Ordinary Fully Paid Shares held indirectly |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Purchase of securities pursuant to Non-Executive Directors' Share Plan. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/06/2007

TIME: 16:09:27

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drakea 1 Exploration Well Sidetrack Update

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

# ASX Release

20 June 2007

## Drakea 1 Exploration Well Sidetrack Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Drakea 1 exploration well sidetrack (designated as 'Drakea 2') operated by ARC Energy Ltd.

**Drakea 2 (Drakea 1 sidetrack)**

**Well type:** Exploration (onshore)

**Location:** Perth Basin, Western Australia (L1)

The Drakea 1 and Drakea 2 surface location is approximately 19 kilometres south-southeast of the township of Dongara.

Latitude: 29° 24' 17.79" S
Longitude: 115° 03' 40.47" E

**Interests:**

| | |
|---|---|
| Origin Energy Developments Pty Ltd* | 50.0% |
| ARC Energy Ltd (Operator) | 50.0% |

* A wholly owned subsidiary of Origin Energy Limited

**Objective:**

Primary targets: High Cliff and Kingia Sandstones (Permian)
Proposed total depth: 2,850 metres measured depth

Drakea 1 is interpreted to have intersected an oil column approximately 3 to 5 metres thick in the upper part of the High Cliff Sandstone, which is approximately 35 metres thick in the well. Drakea 1 was plugged back and Drakea 2 kicked off directionally from 1,413 metres measured depth.

Drakea 2 was designed to penetrate the High Cliff Sandstone at a structurally higher location, where a more extensive hydrocarbon column might be encountered. The well was prognosed to intersect the top of the High Cliff Sandstone at approximately 2,716 metres measured depth some 730 metres northeast of the surface location.

**Progress and Status:** Drakea 2 commenced drilling on 5 June 2007 using the Century 18 drilling rig. Since the last report, the Drakea 2 well has been drilled to a total of 2,880 metres measured depth and wireline logging, velocity survey and pressure measurements have been completed.



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

The primary objective High Cliff and Kingia Sandstones in Drakea 2 were encountered approximately 9 metres high to the Drakea 1 intersection. Shows and wireline logs conducted while drilling indicate that Drakea 2 intersected hydrocarbons in both zones over gross intervals of 8 metres and 14 metres respectively. The nature of the hydrocarbons (gas or oil) and whether the shows represent a single or multiple hydrocarbon columns cannot be determined definitively from the available data.

Wireline pressure measurements indicated all reservoir sections within the hydrocarbon zones are of low permeability and unlikely to be capable of commercial production at this location.

The well will be suspended at the intermediate casing shoe for a possible re-entry once the information gathered from Drakea 1 and 2 has been fully interpreted.

The Century 18 drilling rig will now be moved to the Apium location to drill the Apium 2 sidetrack well into the Apium gas accumulation in L2.

**For further information contact:**

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
| --- | --- | --- | --- |
| Company | Australian Stock Exchange Limited | Date | 19 June 2007 |
| From | Bill Hundy | Pages | 2 |
| Subject | **Queensland Regulated Tariff Decision** | | |

Attached for your information is a copy of a Media Release entitled 'Queensland Regulated Tariff Decision'.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

# Media Release

19 June 2007

## Queensland Regulated Tariff Decision

Origin Energy Managing Director Grant King today said the decision to increase regulated tariffs should encourage competition in the Queensland electricity market.

"Based on our experience in other markets in which full retail contestability has been introduced, the increase in regulated tariffs will encourage a significant level of competitive activity between incumbent and new entrant retailers, with customers able to access offers involving packages or benefits equivalent to 5 to 10 per cent of their annual bills.

Mr King said the Queensland Competition Authority's final recommendation to the Minister for Energy was consistent with the price review process that the Government established at the time of the retail sale.

"Origin believes that a transparent pricing review process is critical in achieving sensible, long term investments in the energy market. The Queensland process achieves this," Mr King said.

**For further information, please contact:**

**For Media - Origin Energy**

Tony Wood
Executive General Manager, Corporate Communications
Ph: 02 8345 5000
Mobile: 0419 642 098

**For Investors - Origin Energy**

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255



Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

| To | Company Announcements Office | Facsimile | 1300 300 021 |
|---|---|---|---|
| Company | Australian Stock Exchange Limited | Date | 18 June 2007 |
| From | Bill Hundy | Pages | 9 |
| Subject | **APPENDIX 3B NOTICE** | | |

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| ORIGIN ENERGY LIMITED |
|---|

ABN

| 30 000 051 696 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 50,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 5 | Issue price or consideration | **$3.396826** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **15 June 2007** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **872,091,256** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | **13,605,400** | **Options** |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **All Shares Participate Equally** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | **N/A** |
| 12 | Is the issue renounceable or non-renounceable? | **N/A** |
| 13 | Ratio in which the +securities will be offered | **N/A** |
| 14 | +Class of +securities to which the offer relates | **N/A** |
| 15 | +Record date to determine entitlements | **N/A** |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | **N/A** |
| 17 | Policy for deciding entitlements in relation to fractions | **N/A** |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | **N/A** |
| 19 | Closing date for receipt of acceptances or renunciations | **N/A** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 18 June 2007
Company Secretary

Print name: William M Hundy

END